1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 30, 2010

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Mr. Thompson:

In an August 3, 2010 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 175 (“PEA 175”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), as filed on June 15, 2010. PEA 175 was filed to register Institutional Class, Class P, Administrative Class, Class A, Class C, Class D and Class R shares of the PIMCO High Yield Spectrum Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: Please delete the ticker symbols from the Fund Summary, as this is additional information that is neither permitted nor required by Items 2 through 4 of Form N-1A. The ticker symbols need only appear on the front cover page of the Prospectus in response to Item 1.

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” The Fund Summary serves as the basis for a separate summary prospectus. The Registrant notes that the SEC stated “the information contained in the Summary Prospectus must be the same as the information contained in the summary section of the fund’s statutory prospectus, except as expressly permitted by rule 498.”1 As Rule 498(b)(1) permits a fund to

1.

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 71 (Jan. 13, 2009) (the “Summary Prospectus Adopting Release”).

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson August 30, 2010 Page 2

omit the front cover page from the summary prospectus, the Registrant intends to include the ticker symbols otherwise required to appear on the front cover page of the statutory prospectus at the beginning of the summary prospectus. Thus, the Registrant will also include ticker symbols at the beginning of the Fund Summary in the statutory prospectus so that the summary prospectus and Fund Summary section are materially the same. The Registrant believes this placement of the ticker symbols promotes “effective communication” within the meaning of the General Instruction while ensuring that both the summary prospectus and corresponding Fund Summary in the statutory prospectus remain materially identical in accord with the SEC adopting release for summary prospectuses. Specifically, it is the Registrant’s experience that appropriately placed disclosure of ticker symbols where they are most likely to be read by investors (i.e., at the beginning of the Fund Summary section) facilitates clear and accurate communications when investors place orders for fund shares and helps avoid potentially costly administrative errors in the order-taking process.

Comment 2: With regard to footnote 2 to the Fund Summary Fee Table describing a contractual fee waiver for organizational expenses, confirm that this disclosure is consistent with the requirements of Form N-1A Item 3, Instruction 3(e), specifically, that neither party may terminate the agreement within one year of the date of the prospectus.

Response: As the contractual expense limitation will reduce Fund operating expenses for no less than one year from the effective date of the Fund’s prospectus, the Registrant believes the disclosure is consistent with Item 3, Instruction 3(e). The expense limitation agreement upon which the organizational expense waiver and reimbursement is based renews automatically for additional one-year terms, unless the Administrator provides written notice to the Fund of the termination (or non-renewal) of the agreement at least 30 days prior to the end of the then-current term.2 In the event that the Administrator provides such notice of non-renewal, the Registrant will promptly amend the Fund’s disclosure via a 497 filing. Accordingly, the Registrant believes that the current presentation of the expense limitation is sufficient.

Comment 3: In the Fund Summary—Principal Investment Strategies section, please revise the derivatives-related disclosure to: (i) identify each type of derivative instrument used by the Fund as part of its principal investment strategies; (ii) delete disclosure regarding derivatives not used by the Fund as part of its principal investment strategies; and (ii) clarify the purpose for the use of such derivatives. Also review the Fund Summary—Principal Risks—Derivatives Risk section and the Description of Principal Risks—Derivatives Risk section and make conforming revisions.

[2]	The Registrant, not the Administrator, is permitted to terminate the agreement upon ninety (90) days’ prior written notice.

Brion R. Thompson August 30, 2010 Page 3

Response: To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes the sections of the Prospectus identified by the Staff’s comment (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

As indicated by the Staff’s comment, the Fund provides a brief summary of the types of derivatives used within the Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of the summary prospectus format. Moreover, in consideration of the Staff’s past comments to keep the Principal Investment Strategies section as short as possible, the Registrant has made a concerted effort to limit the length and scope of the Fund Summary, including both the Principal Investment Strategies section and Principal Risks section. The Description of Principal Risks section following the Fund Summary is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary section, the Registrant notes that the more complete disclosure the Staff is requesting is found elsewhere in the registration statement. For example, the Fund also lists “Derivatives Risk” as a principal risk of investing in the Fund. The Description of Principal Risks section of the Prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus and the Investment Objectives and Policies section of the Statement of Additional Information. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the Prospectus and Statement of Additional Information that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks. Accordingly, the Registrant believes the current disclosure is consistent with the Staff’s comment.

Brion R. Thompson August 30, 2010 Page 4

Comment 4: To the extent short sales are a principal investment strategy of the Fund, confirm that the Fee Table will include, under the “Other Expenses” caption, the estimated amount of interest expense to be incurred by the Fund in connection with short sales.

Response: Comment acknowledged. The Registrant does not currently anticipate any material amount of interest expense to be incurred by the Fund in its current fiscal year of operations in connection with short sales.

Comment 5: In the Fund Summary, the Principal Risks—Management Risk narrative appears to be missing the word “not.” Please revise the disclosure as needed.

Response: Comment accepted.

Comment 6: In the Fund Summary—Investment Adviser/Portfolio Manager section, divide the disclosure so that information relating to the investment adviser is in a separate paragraph from the information relating to the portfolio manager.

Response: Comment accepted.

Comment 7: In the Fund Summary Tax Information section, revise this disclosure to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: The Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.3 In consideration of the Staff’s comment, the Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

[3]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson August 30, 2010 Page 5

Comment 8: In the Management of the Funds section, please indicate the time period covered by the shareholder report that will discuss the Board of Trustees’ approval of the Fund’s investment advisory contract.

Response: Comment accepted.

Comment 9: With regard to the Characteristics and Risks of Securities and Investment Techniques section, to the extent this disclosure is meant to comply with Form N-1A Item 9, please distinguish which strategies are principal strategies of the Fund as compared to non-principal strategies of the Fund.

Response: The introduction to the Characteristics and Risks of Securities and Investment Techniques section states that “[t]his section provides additional information about some of the principal investments and related risks of the Fund described under ‘Description of Principal Risks’ above and elsewhere in this prospectus. It also describes characteristics and risks of additional securities and investment techniques that may be used from time to time.”

The Description of Principal Risks section, immediately following the Fund Summary, only discusses those securities and investment techniques which may constitute a principal risk to the Fund. To the extent additional discussion of such principal strategies and risks is provided in the Characteristics and Risks of Securities and Investment Techniques section, the Description of Principal Risks section prominently identifies such securities and techniques in bold type. The introduction to the Description of Principal Risks section makes clear that bold type is used so that investors may easily cross-reference additional discussion of principal strategies and risks in the Characteristics and Risks of Securities and Investment Techniques section. All other discussion in the Characteristics and Risks of Securities and Investment Techniques section (i.e., securities and techniques not discussed in the Fund Summary or Description of Principal Risks section) addresses non-principal strategies and risks.

The Registrant believes the typical investor will refer to the Fund Summary or Description of Principal Risks section first, each more prominently placed towards the front of the Prospectus, for information on the principal strategies and risks of the Fund. To the extent an investor seeks additional information regarding such principal strategies and risks, cross-referencing by bold type provides the investor an easy method to identify which securities and techniques within the Characteristics and Risks of Securities and Investment Techniques section constitute principal strategies and risks. To the extent any securities or techniques are discussed in the first instance in the Characteristics and Risks of Securities and Investment Techniques section, the Registrant believes the introductory narrative to this section makes clear that the investor should understand such disclosure to relate to non-principal strategies and risks.

Brion R. Thompson August 30, 2010 Page 6

Comment 10: To the extent the Fund will file a summary prospectus which incorporates other documents by reference, please provide an example of the legend the Registrant intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information, as required by Item 13 of Form N-1A, but not other information from the Fund’s shareholder reports. Furthermore, the Staff believes that there is no need to incorporate by reference Item 13 Financial Highlights into the summary prospectus as such information is more appropriately incorporated into the Statutory Prospectus and/or Statement of Additional Information.

Response: As the Fund is a new series of the Registrant that has not yet commenced operations, the Fund does not yet have a shareholder report to incorporate by reference into the Fund’s summary prospectus. The Registrant intends to use the following legend in the Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.[         ].com. You can also get this information at no cost by calling [                 ] or by sending an email request to [                 ].com. The Fund’s prospectus, dated August 30, 2010, and Statement of Additional Information, dated July 31, 2010, as supplemented, are incorporated by reference into this Summary Prospectus.

The Registrant respectfully notes that the Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*    *    *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 175 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

Brion R. Thompson August 30, 2010 Page 7

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel
Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Audrey L. Cheng, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

August 30, 2010

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 33-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 175 to the Registrant’s registration statement under the Securities Act of 1933, as filed on June 15, 2010 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Adam T. Teufel at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow
Vice President

cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Audrey L. Cheng